NR08-02	January 16, 2008

ITH Grants Incentive Stock Options

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers and employees allowing them to purchase up to an aggregate of 190,000 common shares in the capital stock of the Company.  The options are exercisable at a price of CAD 1.52 for a period of two years ending January 16, 2010.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.